Mail Stop 4561

December 19, 2008

R. Neil Williams
Sr. Vice President and Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re:** **Intuit Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed September 12, 2008**
> **Definitive Proxy Statement**
> **Filed October 31, 2008**
> **File No. 000-21180**

Dear Mr. Williams:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

General

1. You state that you used third party appraisal firms to help you estimate the fair values of assets acquired and liabilities assumed in connection with your acquisitions of Electronic Clearing House, Inc., Homestead Technologies, Inc., and Digital Insight Corporation. In addition, you state that you estimated the fair values of the municipal auction rate securities you held at July 31, 2008 based on

valuation reports from third parties. In your response letter, please provide us with a detailed explanation of the nature and extent of the third party's involvement in each respective matter and the scope of management's reliance on the information provided by the referenced third parties in deriving the relevant valuations used for financial reporting purposes.

Business, page 3

2.   Starting on page 21 of your 10-K, you discuss numerous risks that could affect your payment processing business. Please consider whether you should include a more detailed discussion of your payment processing business in the Business section of future filings. See Item 101(c)(1) of Regulation S-K.

Note 2. Cash and Cash Equivalents, Investments and Funds Held for Customers, page 77

3.   We note in your disclosure that as of July 31, 2008 and October 31, 2008 you determined that the fair values of your auction rate securities were substantially equal to their par values based on a discounted cash flow model that you prepared with inputs from third parties. Tell us how you considered quantifying the estimates used (e.g. interest rates, timing of principal repayments, expected holding period, etc.) in preparing the discounted cash flow model for your auction rate securities. Additionally, provide us with the assumptions used in the cash flow model that supports the fair value of these auction rate securities including how these assumptions were determined.

Exhibits 31.1 and 31.2

4.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have replaced the word "report" with "annual report" in paragraph 2. Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement Filed October 31, 2008

Compensation Discussion and Analysis, page 17

Long-Term Equity Incentives, page 23

5.   Please provide us with an enhanced analytical discussion of: (i) how your compensation committee determined the mix of long-term equity incentive compensation granted (restricted stock units versus options), (ii) the factors you used to determine whether to grant long-term equity incentive compensation to

your named executive officers in fiscal 2008, and (iii) the correlation between each factor and the number of stock options and performance-based restricted stock units actually awarded to each named executive officer.

6.   Although you state that the award of equity incentives was based on individual and company performance for fiscal 2008, it is unclear from your disclosure in this section whether you used predetermined minimum annual corporate or individual goals in determining equity incentive awards, as you did to determine cash incentive bonus awards. If you used targets, we expect to see a complete qualitative and quantitative description of the specific levels of achievement of your company and each named executive officer relative to the targets, similar to the discussion of your cash incentive bonus awards. See Item 402(b)(1)(v) of Regulation S-K.

Executive Compensation, page 27

Grants of Plan-Based Awards in Fiscal Year 2008, page 29

7.   You state that the second table in this section provides information about stock options granted under your 2005 Equity Incentive Plan to the Named Executive Officers during fiscal 2008, and list this information using column (j) of the Grants of Plan-Based Awards table. See Item 402(d)(2)(vi) of Regulation S-K. Because the options appear to have been awarded pursuant to your equity incentive plan, please explain why you did not include this information in columns (f) through (h) of the preceding table. See Item 402(d)(2)(iv) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief